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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon Street, Suite 109
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don W. Millen. Jr. 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don W. Millen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Whitney D Smith

Notary Public



WHITNEY D SMITH
NOTARY
PUBLIC
My Comm. Expires
July 18, 2011
UNION COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ Independent Auditor's Report on Internal Accounting Control Required by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


V F
&G

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
Dragonfly Capital Partners, LLC 1310 S.
Tryon Street, Suite 109
Charlotte, North Carolina 28203

In planning and performing our audit of the financial statements of Dragonfly Capital Partners, LLC for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Dragonfly Capital Partners, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies.

Management Override of Controls

Due to the nature of the business, the office is small and there is limited segregation of duties. Also, although access to the accounting software package is password protected and limited to only a few in the organization, the possibility exists for management to override transactions or dates of transactions without evidence of an audit trail. During the audit, we did not identify any situations where this occurred and management secures access to data to the extent possible.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. If further information is required regarding this matter, please contact us as needed.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
April 6, 2010


FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL NO.: 7001 1140 0001 7865 4595

March 30, 2010

Mr. Don W. Millen, Jr.
Dragonfly Capital Partners, LLC
1310 South Tryon Street
Charlotte, NC 28203

Dear Mr. Millen:

This letter acknowledges receipt of your December 2009 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission ("SEC") Rule 17a-5(d) ("the Rule"). The report as submitted appears deficient in that it did not contain the following:

- Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter ***by April 14, 2010***. You may contact me at (404) 239-6152 with any questions and concerns.

Sincerely,



Yvette Houchins
Regulatory Coordinator

pbj

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Regulatory Coordinator, Securities and Exchange Commission
Vance Flouhouse & Garges, PLLC

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

t 404 239 6100
f 404 237 9290
www.finra.org